SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2

STATEMENT BY HOLDING COMPANY

CLAIMING EXEMPTION

UNDER RULE U-3A-2 FROM THE

PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY

ACT OF 1935

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File No. 069-00530

Ironhill Transmission, LLC

ITC Holding Corp.

International Transmission Holdings Limited Partnership

(Name of Companies)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, as amended (“Act”), and submits the following information:

1. The name, state of organization, location and nature of business of claimant and every subsidiary location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator or foreign utility company in which claimant directly or indirectly holds an interest:

Name	State of Organization	Location and Nature of Business
Ironhill Transmission, LLC	Michigan	c/o Dykema Gossett PLLC
124 West Allegan Suite 800
Lansing, MI 48933
Holding Company

International Transmission Holdings Limited Partnership	Michigan	c/o Dykema Gossett PLLC
124 West Allegan Suite 800
Lansing, MI 48933
Holding Company

ITC Holdings Corp.	Michigan	39500 Orchard Hill Place
Suite 200
Novi, Michigan 48375
Holding Company

International Transmission Company	Michigan	39500 Orchard Hill Place
Suite 200
Novi, Michigan 48375
Public Utility

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale:

In February of 2003, claimant International Transmission Holdings Limited Partnership (“Holdings LP”) through a special purpose acquisition subsidiary, ITC Holdings Corp. (“Holdings”) acquired 100% of the membership interests of International Transmission Company, LLC, (“ITC, LLC”), a public utility company under the Act. Following the acquisition of ITC, LLC, ITC, LLC was merged into ITC Holdings Merger Sub, Inc., a Michigan corporation wholly-owned by Holdings, with Merger Sub being the surviving corporation and renamed International Transmission Company (“ITC”). As a result of such transactions, ITC became a direct, wholly-owned subsidiary of Holdings and an indirect subsidiary of Holdings LP.

The claimant, Ironhill Transmission LLC (“Ironhill”), a Michigan limited liability company, will act as the sole general partner of Holdings LP and thus, will be responsible for the day to day management of Holdings LP. Ironhill’s subsidiaries are Holdings LP, a Michigan limited partnership, its subsidiary Holdings, a Michigan special purpose corporation and its indirect public utility company, ITC, which is in the business of developing and owning certain assets and facilities utilized in the provision of open access, nondiscriminatory electric transmission service in the State of Michigan at voltage ratings of 120 kV and above.

As noted above, claimant Holdings is a Michigan corporation, and will be 95% owned by Holdings LP. Management and employees of ITC and Holdings will own approximately five percent of Holdings. Holdings was formed for the sole purpose of facilitating the purchase of ITC and the associated transactions. Ironhill, Holdings LP and Holdings, all claimants, are not public utility companies and therefore do not directly own such properties engaged in generation, transmission or distribution of electric energy for sale.

ITC, a public utility company regulated by the Federal Energy Regulatory Commission, owns transmission assets that are operated by the Midwest Independent System Operator, a regional transmission operator. Prior to June 2001, The Detroit Edison Company, a public utility operating company exclusively engaged in the generation and distribution of electric energy in the State of Michigan, owned these transmission assets. ITC’s physical transmission assets include more than 2,500 pole miles of high-voltage electric transmission lines and associated

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facilities and easements located exclusively in the State of Michigan. Specifically, ITC’s transmission system is comprised of the following physical assets: (1) transmission lines and towers; (2) switching stations; (3) distribution and other types of substations; and (4) circuit breakers.

3. Certain information, for the calendar year 2003 with respect to claimants and their subsidiaries, is provided in the following:

(a) Total MWH sold and related revenues.

Not applicable.

(b) MWH sold at retail and related revenues.

Not applicable.

(c) MWH sold at wholesale and related revenues.

Not applicable.

(d) MWH purchased and related purchased power expenses.

Not applicable.

4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an exempt wholesale generator or a foreign utility company.

Exhibit A.

The balance sheet and statement of income as of February 28, 2004 for ITC, claimants’ public utility company is attached.

The above named claimants have caused this statement to be duly executed on its behalf by its authorized officer on this 31st day of March, 2004.

Ironhill Transmission LLC

/s/ LEWIS M. EISENBERG

By:	Lewis M. Eisenberg
Member

Attest

/s/

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International Transmission Holdings Limited Partnership

/s/ LEWIS M. EISENBERG

By:	Ironhill Transmission LLC, its general partner
Lewis M. Eisenberg
Member

ITC Holdings Corp

/s/ JOSEPH WELCH

By:	Joseph Welch
President

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Mr. Lewis M. Eisenberg

Ironhill Transmission LLC

c/o Dykema Gossett PLLC

124 West Allegan Suite 800

Lansing, MI 48933

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Exhibit A

ITC

Actual Closing Statement

February 28, 2003

(In thousands)

	Balance per 2/28/2003 Financial Statements	(Adjustments per Schedule 1.3(a))			Adjusted Closing Balance Sheet
		Part (d)		Part (g)
ASSETS
Accounts Receivable	$7,604				$7,604
Inventory	4,856				4,856
Property, plant and equipment, net	390,457				390,457
Regulatory Assets	9,463				9,463

Total:	$412,380				$412,380

LIABILITIES AND MEMBER’S INTEREST
Accounts Payable	$863				$863
Deferred income taxes	60,602	(502	) [1]		60,100
Employee-related obligations [2]	—			1,426	1,426
Member’s Interest	350,915	502	[1]	(1,426)	349,991

Total:	$412,380	—		—	$412,380

[1] -	To adjust for Deferred Federal Income Taxes pursuant to Schedule 1.3(a), part (d).

[2] -	To adjust for Retiree Welfare Liabilities, Incentive Compensation Liabilities, Deferred Comp Liability, and FSA Liability pursuant to Schedule 1.3(a), part (g).

Stockholders’ Equity Reconciliation

Actual Stockholders’ Equity Amount	$349,991
Projected Stockholders’ Equity Amount	340,600

Amount owed by Purchaser to Seller (before interest)	$9,391

ITC

Closing Balance Sheet Adjustments

Schedule 1.3(a), part (g)

February 28, 2003

Retiree Welfare Liabilities	$977,000
FSA Liability	1,779
Incentive Compensation Liabilities	65,380
Deferred Comp Liability	382,328

Total:	$1,426,487

International Transmission Company, LLC

Financial Statements for the Period Ended February 28, 2003

INTERNATIONAL TRANSMISSION COMPANY, LLC

BALANCE SHEET

FEBRUARY 28, 2003

(In thousands)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—
Accounts receivable (Note 5)	7,604
Inventory	4,856

Total current assets	12,460
PROPERTY, PLANT AND EQUIPMENT (Note 4)
Property, plant and equipment	816,647
Less accumulated depreciation	(426,190)

Total property, plant and equipment	390,457
REGULATORY ASSETS (Note 3)	9,463

TOTAL	$412,380

LIABILITIES AND MEMBER’S INTEREST
CURRENT LIABILITIES—
Accounts payable	$863
DEFERRED INCOME TAXES (Note 6)	60,602

Total liabilities	61,465

MEMBER’S INTEREST	350,915

TOTAL	$412,380

See notes to financial statements.

INTERNATIONAL TRANSMISSION COMPANY, LLC

STATEMENT OF INCOME

TWO-MONTH PERIOD ENDED FEBRUARY 28, 2003

(In thousands)

OPERATING REVENUES	$20,936
OPERATING EXPENSES:
Operation and maintainence	5,675
Depreciation and amortization	3,665
Taxes other than income	4,298

Total operating expenses	13,638
OPERATING INCOME	7,298
INTEREST INCOME AND OTHER, NET—
Other—net	(102)

INCOME BEFORE INCOME TAXES	7,400
PROVISION FOR INCOME TAXES (Note 6)	3,915

NET INCOME	$3,485

See notes to financial statements.

INTERNATIONAL TRANSMISSION COMPANY, LLC

STATEMENT OF MEMBER’S INTEREST/STOCKHOLDER’S EQUITY

TWO-MONTH PERIOD ENDED FEBRUARY 28, 2003

(In thousands, except number of shares)

	Common Stock		Retained Earnings	Member’s Interest	Total
	Shares	Amount
BALANCE—December 31, 2002	60,000	$326,383	$56,407	$—	$382,790
Net income for two-month period ended February 28, 2003			3,485		3,485
Change in legal status (Note 1)	(60,000)	(326,383)	(59,892)	386,275
Member distribution (Note 5)				(36,766)	(36,768)
Member contribution (Note 5)				1,406	1,406

BALANCE—February 28, 2003	—	$—	$—	$350,915	$350,915

See notes to financial statements.

INTERNATIONAL TRANSMISSION COMPANY, LLC

STATEMENT OF CASH FLOWS

TWO-MONTH PERIOD ENDED FEBRUARY 28, 2003

(In thousands)

CASH FLOWS FROM OPERATING ACTlVITIES:
Net income	$3,485
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,665
Deferred income taxes	(827)
Change in operating assets and liabilities:
Accounts receivable	106,523
Inventory	(450)
Regulatory assets	(105)
Accounts payable and other current liabilities	(124,235)
Deferred income taxes	(18,041)

Net cash used by operating activities	(29,985)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in affiliated note receivable	72,355
Proceeds from sales of assets	12
Additions to property and equipment	(3,099)
Costs of removal	(2,517)

Net cash provided by investing activities	66,751
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash effect of assets and liabilities transferred to DTE Energy	(36,766)

Net cash used by financing activities	(36,766)

NET CHANGE IN CASH AND CASH EQUIVALENTS	—
CASH AND CASH EQUIVALENTS—Beginning of period	—

CASH AND CASH EQUIVALENTS—End of period	$—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$—

Cash paid to DTE Energy Company for federal income taxes	$—

See notes to financial statements.

INTERNATIONAL TRANSMISSION COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

TWO-MONTH PERIOD ENDED FEBRUARY 28, 2003

1.	ORGANIZATION AND BASIS OF PRESENTATION

As of February 28, 2003, International Transmission Company, LLC (the “Company”, formerly International Transmission Company) was a wholly owned subsidiary of DTE Energy Company (“DTE Energy”). In December 2002, DTE Energy entered into a definitive agreement with ITC Holdings, Inc., an affiliate of Kohlberg, Kravis, Roberts & Co. and Trimaran Capital Partners, LLC providing for the sale of the Company for approximately $610 million in cash (“Sale Agreement”). Following receipt of regulatory approvals and resolution of other contingencies, the sale closed on February 28, 2003. The Company is regulated by the Federal Energy Regulatory Commission (“FERC”) for rates, conditions of service, and operations relating to the transmission of electricity.

Effective February 28, 2003, International Transmission Company, a Michigan corporation, changed its legal structure to a Michigan limited liability company. In conjunction with the change in legal structure to a limited liability company, the Company elected to retain its federal tax status.

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. These financial statements were prepared prior to the closing of the sale transaction and do not give effect to the change in basis relative to the sale transaction.

The Company’s electric transmission system is operated pursuant to arrangement established by the Midwest Independent Transmission System Operator (“MlSO”), a regional transmission operator (see Note 3). In an order issued on February 20, 2003 authorizing DTE Energy to transfer the Company’s transmission facilities to the purchaser, the FERC determined that rates for transmission service provided by the Company should be frozen at current levels through January 1, 2005. Thereafter, rates will be subject to adjustment in accordance with MISO procedures. Detroit Edison bills and collects transmission revenues on behalf of the Company from its retail customers as currently authorized in its bundled rates approved by the Michigan Public Service Commission (“MPSC”), and Detroit Edison pays the Company via MISO (see Note 3) for retail transmission service at FERC approved rates. The Company bills and collects revenues from wholesale customers at FERC approved MISO rates. Operating costs of the Company include charges for services provided by Detroit Edison. Although the Company believes the allocations and charges for services are reasonable, the amounts charged to the Company by Detroit Edison may not be indicative of the costs that would have been incurred if the Company had been a stand-alone entity (see Note 5).

2.	SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents—The Company considers all unrestricted highly liquid temporary investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Inventories—Materials and supplies inventories are valued at average cost.

Property, Plant and Equipment—Property, plant and equipment is stated at original cost. The cost of properties retired is charged to accumulated depreciation. The composite depreciation rate was 2.80% for the two-month period ended February 28, 2003. Depreciation, is computed over the estimated useful lives using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting, as approved by MPSC.

Revenues—Revenues from deliveries of electricity are recognized as services are provided. The Company accrues revenues for transmission services provided but unbilled at month-end.

Income Taxes—DTE Energy and subsidiaries file a consolidated federal income tax return. Income taxes are computed as if the Company were filing on a stand-alone basis. As discussed in Note 1, in connection with the change in legal structure to a limited liability company, the Company filed an election with the Internal Revenue Service to be classified as a taxable entity.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncement—In July 2001, the Financial Accounts Standards Board issued Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations.” SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its then present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for fiscal years beginning after June 15, 2002. There was no net impact to the Company’s financial statements upon adoption on January 1, 2003.

3.	REGULATORY MATTERS

Regulation—The Company is subject to the regulatory jurisdiction of the FERC, which issues orders pertaining to rates, recovery of certain costs, including the costs of transmission assets and regulatory assets, conditions of service, accounting and operating-related matters.

The transmission operations of the Company meet the criteria of Statement of Financial Accounting Standards (“SFAS”) No. 71, “Accounting for the Effects of Certain Types of Regulation.” This accounting standard recognizes the cost-based ratemaking process, which results in differences in the application of generally accepted accounting principles between regulated and non-regulated businesses. SFAS No. 71 requires the recording of regulatory assets and liabilities for certain transactions that would have been treated as revenue and expense in non-regulated businesses. Regulatory assets represent costs that will be recovered from customers through the ratemaking process. Continued applicability of SFAS No. 71 requires that rates be designed to recover specific costs of providing regulated services and can be charged to and collected from customers. Management believes that currently available facts support the continued application of SFAS No. 71. Future regulatory changes or changes in the competitive environment could result in the Company discontinuing the application of SFAS No. 71 and require the write-off of the portion of any regulatory asset or liability that was no longer probable of recovery through regulated rates.

Regulatory Assets—Regulatory assets recorded at February 28, 2003 include costs incurred related to Regional Transmission Organization (“RTO”) dues and consulting costs associated with the implementation and structuring of the Company to comply with FERC requirements. Management believes these types of costs are probable of recovery in future MISO transmission rates as prudently incurred costs based on FERC Docket No. RT01-88-000.

During 2001, the Company paid Alliance Regional Transmission Organization (“ARTO”) start up costs of $2.5 million on behalf of the ARTO administration company in exchange for promissory notes due in 2002. The first payment due in March 2002 has not yet been received. In the event the amounts are not collected from ARTO or its successor, these costs we expected to be recovered through the FERC ratemaking process as an RTO start up expense as provided for in Docket No. RT01-88-000. Accordingly, the amounts have been presented as regulatory assets. Per the Sale Agreement, future recovery of this regulatory asset will be remitted to DTE Energy.

Regional Transmission Organization—Senate Bill No. 937, Public Act 141 of 2000 (PA 141) and Senate Bill No. 1253, Public Act 142 of 2000 (PA 142) were passed by the State of Michigan, which among other things, required Detriot Edison to become independent of its transmission assets and join a FERC approved RTO or divest its interest to transmission by December 15, 2001. During 2001, the Company was formed and subsequently joined the ARTO. On August 31, 2001, in Docket No. EC01-137, the Company informed FERC that it was withdrawing from the ARTO under the terms of the ARTO Transmission Owners’ Agreement. In the same filing, the Company sought FERC approval of an agreement between the Company and the MISO that requires the Company to become an independent transmission company under the MISO structure. On November 15,2001, when the Company was a subsidiary of DTE and had not yet been sold to an independent non-market participating entity, the Company filed an application in Docket No. ER02-394 with the FERC, for their approval of a supplemental agreement with the MISO that would require the MISO to become the tariff administrator for all transmission service in the Company service area. On November 21, 2001 in Docket No.ER01-3000, the Company filed at FERC for the authority to transfer its obligations under the Joint Open Access Transmission Tariff (“JOATT”) from the Company to the MISO. On December 20, 2001, the Company obtained FERC approval of its August 31, 2001 in Docket No. EC0l-137 request and (subject to a later compliance filing), the transfer of the JOATT to the MISO. In Docket Nos. ER03-366-000 and ER03-368-000, the FERC conditionally approved conforming the JOATT to the MISO Open Access Transmission Tariff (“OATT”) and approved the cancellation of the JOATT. The MISO OATT specifies the rates and terms for transmission service in the Company’s pricing zone.

Tariff Rates—The Company’s initial transmission tariff was approved as a Detroit Edison Open Access Transmission Tariff by FERC in Docket No, OA96-78-000 on July 15, 1999. This tariff resulted in approximately $93 million of revenue per year through 2001. Detroit Edison requested FERC approval to transfer its OATT to the Company on May 4, 1999 in Docket No. ER00-2622 and FERC accepted this transfer on July 6, 2000.

These same tariff rates are in the JOATT, a transmission tariff that covers service of both Detroit Edison and Consumers Energy, a neighboring utility that was accepted by FERC in Docket No, OA97-249 on February 28, 1997 and became effective on March 1, 1997. Detroit Edison requested FERC to transfer its portion of the JOATT to the Company on July 7, 2000 in Docket No. ER00-3094. FERC accepted this transfer on September 5, 2000.

On July 28, 2000, the Company filed a new tariff at FERC, in Docket No. ER00-3295, which requested the approval of an innovative rate that would have resulted in approximately $138 million of revenue per year. On September 28, 2000, FERC conditionally accepted the innovative rate filing. This innovative rate was not implemented. On September 10, 2001, the Company requested FERC approval to suspend the implementation of the innovative rate until the Company became a part of an RTO and independent of any market participant.

The transmission rates of certain transmission owners participating in the MISO are established using a Commission approved formula rate set forth in Attachment ☐ of the MISO’s OATT. These rates are calculated using information in each respective transmission owner’s annual FERC Form No. 1 Report (“FERC Form 1”). On May 31, 2002, the Midwest ISO submitted a filing (“May 31 Filing”) containing certain specific and limited adjustments to the Company’s FERC Form 1 data. On July 19, 2002, the Commission issued an order accepting the May 31 Filing, suspending the proposed revisions to the Company’s Form 1 information, subject to refund, and establishing hearing and settlement procedures for the establishment of the Company’s transmission rates. This proceeding is currently still in settlement discussions. The Company does not expect the resolution to have a materially adverse affect on the financial statements.

4.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of February 28, 2003 consisted of the following (in thousands):

Transmission plant in service	$795,409
Construction work in progress	13,086
Other	8,152

Total	816,647
Less accumulated depreciation	(426,190)

Total	$390,457

5.	RELATED PARTY TRANSACTIONS

The Company and Detroit Edison have entered into a Master Services Agreement (the “Agreement”) whereby Detroit Edison performs maintenance, asset construction, and day-to-day management of transmission operations and administration on behalf of the Company. Detroit Edison receives compensation for the wages and benefits for employees performing work on behalf of the Company and for costs of construction or maintenance directly related to the Company. Amounts incurred related to the Agreement totaled $11.1 million for the two-month period ended February 28, 2003, approximately $5.6 million was capitalized in property, plant and equipment.

The current Agreement provides generally for all required services and that consideration for the services shall include a 25% overhead fee as a percentage of the charges specified in the Detroit Edison Accounting Policies and Guidelines for 2003 (“Charges”). In addition, the agreement provides for an additional 9.5% fee as a percentage of the sum of Charges and overhead fee.

The Company’s transmission services are primarily provided to Detroit Edison for retail customers, who in turn invoice the user of the transmission. Revenues earned from Detroit Edison totaled $17.9 million for the two-month period ended February 28, 2003. Detroit Edison is the Company’s largest customer, comprising the majority of revenue. Accounts receivable also includes amounts that were collected on the Company’s behalf by Detroit Edison and not yet remitted to the Company, via MISO.

The Company’s property taxes are currently combined with Detroit Edison’s when assessed by taxing authorities. The Company’s share of all property taxes assessed to Detroit Edison is calculated by and remitted to Detroit Edison for ultimate payment to those taxing authorities. The Company’s share of personal property taxes for the two-month period ended February 28, 2003, was determined to be approximately 11.8%, calculated as the Company’s weighted average percentage of Detroit Edison’s total personal and real property balances. The Company’s share of real property taxes for the two-month period ended February 28, 2003, was determined by specifically identifying the taxes assessed to the Company’s real property. All property tax amounts billed to the Company prior to February 28, 2003 were paid to Detroit Edison as of February 28, 2003.

The Company is allocated certain overhead charges from DTE Energy relating to DTE Energy corporate expenses. The amounts included in operation and maintenance for these charges are $0.9 million for the two-month period ended February 28, 2003.

On February 28, 2003, prior to the Sale Transaction, all DTE Energy affiliate receivable and payable balances and current federal and state taxes, were settled with or assigned to DTE Energy. As such, all amounts were recorded as a member distribution of $36.8 million.

The Company has a working capital loan / investing agreement with DTE Energy. The maximum amount of borrowings permitted by the Company under this agreement is $17.0 million. Variable interest rates on the receivables and payables were 1.16% at February 28, 2003. This agreement was terminated on February 28, 2003.

On February 28, 2003, prior to the Sale Transaction, DTE Energy made a non-cash contribution of certain internally-developed software assets necessary to the operations of the Company. The software assets were transferred at their net book value of approximately $1.4 million and are included in Property, Plant and Equipment—Transmission Plant in Service.

6.	INCOME TAXES

The Company establishes deferred tax assets and liabilities, as appropriate, for all temporary differences. As the temporary differences reverse, the related accumulated deferred income taxes are reversed. The Company has an income tax sharing arrangement with DTE Energy. Under this arrangement, DTE Energy is responsible for payment of all federal and state income taxes. Income tax liabilities paid by DTE Energy on behalf of the Company are repaid to DTE Energy. The Company’s deferred income tax liability at February 28, 2003 relates to depreciation of plant and equipment, property taxes and regulatory assets.

Federal Income tax expense for the two-month period ended February 28, 2003 is as follows (in thousands):

Current income taxes	$4,742
Deferred income taxes	(827)

Total	$3,915

For the two months ended February 28, 2003, the effective rate was 52.9%. The increase in effective tax rate over federal statutory rate of 35% resulted from adjustments to deferred tax expense relative to property related book and tax differences.

7.	MICHIGAN ELECTRIC COORDINATED SYSTEM

The Company and Consumers Energy have maintained their existing interconnections and continue to offer joint transmission service on their respective transmission systems pursuant to the terms of a JOATT, which expires on December 31, 2006 (see Note 3), and to operate their interconnected transmission systems as a single electric control area, known as the Michigan Electric Coordinated System. The Company earned $0.3 million in rental income from Consumers Energy for operation of the joint control area for the two-month period ended 2003, which is recorded in Operating Revenues.

8.	COMMITMENT AND CONTINGENCY

The Company is involved in routine litigation in the normal course of its business. Such proceedings are not expected to have a material adverse impact on the company’s results of operation, financial position or liquidity.

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